UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.25)*

Safehold Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78645L 100
(CUSIP Number)

Geoffrey M. Dugan

iStar Inc.

1114 Avenue of the Americas

New York, New York 10036

(212) 930-9400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78649D104

1	NAME OF REPORTING PERSON iStar Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,856,587
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,856,587
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,856,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 25 on Schedule 13D (the "Schedule 13D") relating to shares of common stock, $0.01 par value per share (the "Shares"), of Safehold Inc., a Maryland corporation (the "Issuer"), is being filed by iStar Inc., a Maryland corporation ("iStar"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on June 27, 2017 (as amended, the "Statement").

Item 4.	Purpose of Transaction

On December 7, 2022, iStar paid a pro-rata special distribution of 0.07655 shares of common stock of the Issuer in respect of each outstanding share of common stock of iStar held by stockholders of record as of December 1, 2022. iStar distributed an aggregate of 6,632,473 shares of the Issuer's common stock in the special distribution and owns 33,856,587 shares of the Issuer common stock after giving effect to the special distribution.

As previously announced, the aggregate value of the special distribution is intended to approximate iStar's estimate of its undistributed real estate investment trust ("REIT") taxable income for 2022, which is primarily attributable to the gain from the sale of iStar's net lease portfolio in the first quarter of the year, offset by certain net operating loss carry forwards. As a REIT, iStar is subject to excise tax on any undistributed net capital gains.

No fractional shares of the Issuer's common stock were issued in connection with the special distribution, and instead iStar stockholders received cash in lieu of any fractional shares.

Item 5.	Interest in Securities of the Issuer.

(a)	As of December 7, 2022, iStar beneficially owns 33,856,587 Shares directly, or approximately 54.3% of the outstanding Shares. Annex A sets forth the number of Shares and the aggregate percentage of the outstanding Shares beneficially owned by each of iStar's executive officers and directors.

Annex A

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF iStar, INC.

I.	Set forth below is the name and present principal occupation or employment of each director and executive officer of iStar. Unless otherwise indicated, all persons identified below are United States citizens. Directors of iStar are identified by an asterisk.

Name	Principal Occupation/Employment

*Jay Sugarman	Chairman and Chief Executive Officer
*Clifford de Souza	Private investor
*Robin Josephs	Private investor
*Barry Ridings	Senior advisor, Lazard Freres & Co.
*Richard Lieb	Senior advisor, Greenhill & Co., LLC
*David Eisenberg	Managing director, Zigg Capital
Marcos Alvarado	President and Chief Investment Officer
Brett Asnas	Chief Financial Officer

II.	Set forth below are the number of Shares, and the percentage of the outstanding Shares, beneficially owned by each of the directors and executive officers of iStar Inc. Directors of iStar are identified by an asterisk.

Name	No. of Shares		% of Outstanding Shares
*Jay Sugarman	332,112	(1)	0.53%
*Clifford de Souza	12,392		**
*Robin Josephs	75,451	(2)	0.12%
*Barry Ridings	15,054		**
*Richard Lieb	3,343		**
*David Eisenberg	2,925		**
Marcos Alvarado	32,856		**
Brett Asnas	3,990		**

(1)	This consists of (a) 241,713 Shares owned by Mr. Sugarman, (b) 84,643 Shares owned indirectly through trusts, (c) 2,653 Shares owned indirectly through a family foundation and (d) 3,103 Shares owned by his spouse.
(2)	This consists of (a) 19,093 Shares owned by Ms. Josephs, (b) 44,588 Shares owned indirectly through a family trust, (c) 1,005 Shares owned indirectly in an IRA and (d) 10,765 restricted stock units representing the right to receive 10,765 Shares in equal annual installments of 2,153 Shares each when the units settle on each July 1 of 2027 through 2031. These restricted stock units are fully vested.

** Under 0.1%.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2022

iSTAR INC.

/s/ Geoffrey M. Dugan
Geoffrey M. Dugan
General Counsel, Corporate and Secretary